BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice CVM #778/2019-SLS, transcribed below, which refers to the article published on O Estado de São Paulo (Broadcast column), on August 29, 2019, clarifies the following.

 “August 29, 2019

778/2019-SLS

BRF S.A.

Att. Mr. Lorival Nogueira Luz Junior

Investor Relations Officer

Ref.: Request for clarifications on the news circulated in the press

Dear Sirs,

The news published on O Estado de São Paulo (Broadcast), on 29/08/2019, under the title, provides, among other information, that:

1.       BRF has already chosen the banks that will advise the company in a fund-raising overseas initially estimated in US$ 750 million in bonds, that may reach US$ 1 billion.

2.       The funds will be used for the repurchase of securities issued at greater cost, as part of BRF’s strategy to improve its debt profile.

In view of the foregoing, we request clarifications on the items referred above, until 30/08/2019, at 9 a.m., with your confirmation or denial, as well as other information deemed relevant”.

The Company clarifies that its management, within its attributions, is constantly evaluating different alternatives of fundraising to strengthen its capital and financial structure, which may eventually involve fundraising by means of capital markets’ transactions, including, but not limited to, the issue of bonds in the international market. The decision to engage in this type of transaction takes into consideration several factors and, among those, are the Brazilian and international economic scenario and the opportunities available in the Brazilian and international capital markets, being also subject to the attainment of the applicable corporate approvals.

The Company will maintain its shareholders and the market in general duly informed in connection with any decision related to this matter and will proceed with the disclosure of the necessary information as provided under the Brazilian Corporation Law and the Brazilian Securities and Exchange rules.

São Paulo, August 30, 2019.

Lorival Nogueira Luz Júnior

Global CEO, Chief Financial and Investor Relations Officer (interim)